No. 812-13665

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN TRANSACTIONS.

FS INVESTMENT CORPORATION,

FB INCOME ADVISOR, LLC and BROAD STREET FUNDING LLC

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104-2867

(215) 495-1150

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC, GSO CAPITAL PARTNERS LP, BLACKSTONE DEBT ADVISORS L.P., BLACKSTONE HOLDINGS FINANCE CO. LLC, CALLIDUS DEBT PARTNERS CDO FUND I, LTD, CALLIDUS DEBT PARTNERS CLO FUND II, LTD, CALLIDUS DEBT PARTNERS CLO FUND III LTD, CALLIDUS DEBT PARTNERS CLO FUND IV LTD, CALLIDUS DEBT PARTNERS CLO FUND V LTD, CALLIDUS DEBT PARTNERS CLO FUND VI, LTD, CALLIDUS DEBT PARTNERS CLO FUND VII, LTD, MAPS CLO FUND I LLC, MAPS CLO FUND II LTD., FM LEVERAGED CAPITAL FUND I, FM LEVERAGED CAPITAL FUND II, FRIEDBERGMILSTEIN PRIVATE CAPITAL FUND I, TRIBECA PARK CLO LTD., RIVERSIDE PARK CLO LTD., GALE FORCE 1 CLO, LTD., GALE FORCE 2 CLO, LTD., GALE FORCE 3 CLO, LTD., GALE FORCE 4 CLO, LTD., COLUMBUS PARK CLO LTD., CHELSEA PARK CLO LTD., HUDSON STRAITS CLO 2004, LTD., FOXE BASIN CLO 2003, LTD., BLACKSTONE / GSO SECURED TRUST LTD, GSO SPECIAL SITUATIONS FUND LP, GSO SPECIAL SITUATIONS OVERSEAS MASTER FUND LTD., 280 FUNDING I, GSO DOMESTIC CAPITAL FUNDING LLC, GSO LUXEMBOURG ONSHORE FUNDING SARL, GSO LUXEMBOURG OFFSHORE FUNDING SARL, HECKERNIE 21 GROUP FINANCING LIMITED LIABILITY COMPANY, HECKBERT 21 GROUP FINANCING LIMITED LIABILITY COMPANY, GSO CAPITAL OPPORTUNITIES FUND LP, GSO COF FACILITY LLC, BLACKSTONE / GSO CAPITAL SOLUTIONS FUND LP, BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS MASTER FUND L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS HOLDINGS L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS ONSHORE FUNDING (LUXEMBOURG) SARL, BLACKSTONE / GSO CAPITAL SOLUTIONS OFFSHORE FUNDING (LUXEMBOURG) SARL, BLACKSTONE SPECIAL FUNDING (IRELAND), GSO

ROYAL HOLDINGS CB LLC, GSO ROYAL HOLDINGS CB (LUXEMBOURG) SARL, GSO ROYAL HOLDINGS CFPI LLC, GSO ROYAL HOLDINGS CFPI (LUXEMBOURG) SARL, REGENT’S PARK CDO B.V., HYDE PARK CDO B.V., UNION SQUARE CDO LTD., ST. JAMES’S PARK CDO B.V., INWOOD PARK CDO LTD., GREEN PARK CDO B.V., PROSPECT PARK CDO LTD., MONUMENT PARK CDO LTD., LAFAYETTE SQUARE CDO LTD., and ESSEX PARK CDO LTD.

280 Park Avenue

New York, NY 10017

(212) 503-2100

All Communications, Notices and Orders to:

Michael C. Forman, President

FS Investment Corporation

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104-1150

(215) 495-1150

Copies to:

Steven B. Boehm, Esq.

Cynthia M. Krus, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

August 17, 2010

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

FS INVESTMENT CORPORATION,

FB INCOME ADVISOR, LLC and BROAD STREET FUNDING LLC

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104-2867

(215) 495-1150

and

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC, GSO CAPITAL PARTNERS LP, BLACKSTONE DEBT ADVISORS L.P., BLACKSTONE HOLDINGS FINANCE CO. LLC, CALLIDUS DEBT PARTNERS CDO FUND I, LTD, CALLIDUS DEBT PARTNERS CLO FUND II, LTD, CALLIDUS DEBT PARTNERS CLO FUND III LTD, CALLIDUS DEBT PARTNERS CLO FUND IV LTD, CALLIDUS DEBT PARTNERS CLO FUND V LTD, CALLIDUS DEBT PARTNERS CLO FUND VI, LTD, CALLIDUS DEBT PARTNERS CLO FUND VII, LTD, MAPS CLO FUND I LLC, MAPS CLO FUND II LTD., FM LEVERAGED CAPITAL FUND I, FM LEVERAGED CAPITAL FUND II, FRIEDBERGMILSTEIN PRIVATE CAPITAL FUND I, TRIBECA PARK CLO LTD., RIVERSIDE PARK CLO LTD., GALE FORCE 1 CLO, LTD., GALE FORCE 2 CLO, LTD., GALE FORCE 3 CLO, LTD., GALE FORCE 4 CLO, LTD., COLUMBUS PARK CLO LTD., CHELSEA PARK CLO LTD., HUDSON STRAITS CLO 2004, LTD., FOXE BASIN CLO 2003, LTD., BLACKSTONE / GSO SECURED TRUST LTD, GSO SPECIAL SITUATIONS FUND LP, GSO SPECIAL SITUATIONS

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AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN TRANSACTIONS.

OVERSEAS MASTER FUND LTD., 280 FUNDING I, GSO DOMESTIC CAPITAL FUNDING LLC, GSO LUXEMBOURG ONSHORE FUNDING SARL, GSO LUXEMBOURG OFFSHORE FUNDING SARL, HECKERNIE 21 GROUP FINANCING LIMITED LIABILITY COMPANY, HECKBERT 21 GROUP FINANCING LIMITED LIABILITY COMPANY, GSO CAPITAL OPPORTUNITIES FUND LP, GSO COF FACILITY LLC, BLACKSTONE / GSO CAPITAL SOLUTIONS FUND LP, BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS MASTER FUND L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS HOLDINGS L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS ONSHORE FUNDING (LUXEMBOURG) SARL, BLACKSTONE / GSO CAPITAL SOLUTIONS OFFSHORE FUNDING (LUXEMBOURG) SARL, BLACKSTONE SPECIAL FUNDING (IRELAND), GSO ROYAL HOLDINGS CB LLC, GSO ROYAL HOLDINGS CB (LUXEMBOURG) SARL, GSO ROYAL HOLDINGS CFPI LLC, GSO ROYAL HOLDINGS CFPI (LUXEMBOURG) SARL, REGENT’S PARK CDO B.V., HYDE PARK CDO B.V., UNION SQUARE CDO LTD., ST. JAMES’S PARK CDO B.V., INWOOD PARK CDO LTD., GREEN PARK CDO B.V., PROSPECT PARK CDO LTD., MONUMENT PARK CDO LTD., LAFAYETTE SQUARE CDO LTD., and ESSEX PARK CDO LTD.

280 Park Avenue

New York, NY 10017

(212) 503-2100

File No. 812-13665

Investment Company Act of 1940

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The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”)1 and Rule 17d-1 promulgated thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):

•	FS Investment Corporation (the “Company”);

•	FB Income Advisor, LLC (the “Investment Adviser”);

•	Broad Street Funding LLC (the “SPV Sub”);

•

GSO / Blackstone Debt Funds Management LLC (formerly known as “GSO Debt Funds Management LLC”) (the “Sub-Adviser” or “GDFM”) and Blackstone Debt Advisors L.P. (“BDA”), an affiliate of GDFM which, as discussed more fully below, operates together with GDFM;

•	GSO Capital Partners LP (“GSO Capital Partners”);

•	Blackstone Holdings Finance Co. L.L.C. (“Blackstone Finance”);

•

Callidus Debt Partners CDO Fund I, Ltd, Callidus Debt Partners CLO Fund II, Ltd, Callidus Debt Partners CLO Fund III Ltd, Callidus Debt Partners CLO Fund IV Ltd, Callidus Debt Partners CLO Fund V Ltd, Callidus Debt Partners CLO Fund VI, Ltd, Callidus Debt Partners CLO Fund VII, Ltd, MAPS CLO Fund I LLC, MAPS CLO Fund II Ltd., FM Leveraged Capital Fund I, FM Leveraged Capital Fund II, FriedbergMilstein Private Capital Fund I, Tribeca Park CLO Ltd., Riverside Park CLO Ltd., Gale Force 1 CLO, Ltd., Gale Force 2 CLO, Ltd., Gale Force 3 CLO, Ltd., Gale Force 4 CLO, Ltd.,

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

Columbus Park CLO Ltd., Chelsea Park CLO Ltd., Hudson Straits CLO 2004, Ltd., Foxe Basin CLO 2003, Ltd., Blackstone / GSO Secured Trust, GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd., 280 Funding I, GSO Domestic Capital Funding LLC, GSO Luxembourg Onshore Funding Sarl, GSO Luxembourg Offshore Funding Sarl, Heckernie 21 Group Financing Limited Liability Company, Heckbert 21 Group Financing Limited Liability Company, GSO Capital Opportunities Fund LP, GSO COF Facility LLC, Blackstone / GSO Capital Solutions Fund LP, Blackstone / GSO Capital Solutions Overseas Master Fund L.P., Blackstone / GSO Capital Solutions Holdings L.P., Blackstone / GSO Capital Solutions Onshore Funding (Luxembourg) Sarl, Blackstone / GSO Capital Solutions Offshore Funding (Luxembourg) Sarl, Blackstone Special Funding (Ireland), GSO Royal Holdings CB LLC, GSO Royal Holdings CB (Luxembourg) Sarl, GSO Royal Holdings CFPI LLC, GSO Royal Holdings CFPI (Luxembourg) Sarl, Regent’s Park CDO B.V., Hyde Park CDO B.V., Union Square CDO Ltd., ST. James’s Park CDO B.V., Inwood Park CDO Ltd., Green Park CDO B.V., Prospect Park CDO Ltd., Monument Park CDO Ltd., Lafayette Square CDO Ltd., and Essex Park CDO Ltd. (the “GSO Group Funds” and collectively with the Company, the Investment Adviser, the SPV Sub, GDFM, GSO Capital Partners, BDA and Blackstone Finance, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would allow (A) the Company and the SPV Sub, on the one hand, and (B) certain funds or entities managed, advised or controlled by any of (i) GDFM, (ii) BDA, (iii) GSO Capital Partners, (iv) entities that directly and indirectly control GSO Capital Partners, as “control” is defined in Section 2(a)(9) of the 1940 Act, which entities are under the ultimate control of, and include, The Blackstone Group L.P. (“Blackstone”), and (v) affiliated entities of such controlling entities (collectively, such funds and entities, together with the Company and the Future Co-Investment Affiliates (as defined below), the “Co-Investment Affiliates”) and any future entities that are managed, advised or controlled by any of GDFM, BDA, GSO Capital Partners, any entities that control GSO Capital Partners or any affiliates thereof, and that are affiliated persons or affiliated persons of such affiliated persons, as defined in Section 2(a)(3)(C) of the 1940 Act, of the Company that may be prohibited from participating in certain joint transactions with the Company by reason of Section 57 of the 1940 Act (the “Future Co-Investment Affiliates”), on the other hand, to co-invest in the same issuers of securities (“portfolio companies”) .

All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with its terms and conditions.

I. GENERAL DESCRIPTION OF APPLICANTS

A. The Company and the SPV Sub

The Company was organized under the General Corporation Law of the State of Maryland on December 21, 2007 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.2 In addition, the Company has made an election to be treated for tax purposes as a regulated investment company (“RIC”)

[2]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. The Company’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. The Company intends for its portfolio to be comprised primarily of investments in senior secured loans, second lien loans and subordinated loans, which are generally referred to as mezzanine loans, of private, U.S., small and middle market companies. In connection with the Company’s debt investments, it may receive equity interests such as warrants or options as additional consideration. The Company may also purchase minority interests in the form of common or preferred equity in its target companies, either in conjunction with one of its debt investments or through a co-investment with a financial sponsor. The Company’s principal place of business is Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104-2867.

The Company has a seven-member board of directors (the “Board”) of which four members are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”).

The SPV Sub is a wholly-owned financing subsidiary of the Company formed specifically for the purpose of procuring leveraged financing. Pursuant to the documents governing the SPV Sub, all investment decisions relating to the assets held at the SPV Sub are to be made by the Company. Because the SPV Sub may, in certain instances, hold investments in portfolio companies that are also held by Co-Investment Affiliates, Section 57(a)(4) issues may arise. To the extent that any transaction involving the SPV Sub implicates the relief requested herein, with respect to which the issue arises, the Company will comply with the terms of the conditions as though it were the holder of the securities held by the SPV Sub.

B. The Investment Adviser

The Investment Adviser is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Currently, its sole client is the Company. The Investment Adviser is majority-owned by FB Capital Partners, L.P (“FB Capital Partners”). FB Capital Partners is a Philadelphia-based investment and alternative asset management firm, formed in 2005, that focuses primarily on income-oriented investments in the middle market. Since 2003, FB Capital Partners and related entities managed by its principals have invested over $375 million in senior debt, mezzanine debt and preferred equity of small and middle market companies and approximately $125 million in real estate debt and equity throughout North America. No entities that are affiliated persons of FB Capital Partners or the Investment Adviser will participate with the Company in any Co-Investment Transactions (as defined below).

Under the terms of the investment advisory agreement, the Investment Adviser will: determine the composition and allocation of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio and the manner of implementing such changes; determine what securities the Company will purchase, retain or sell; identify, evaluate, negotiate and structure the investments the Company makes; and execute, monitor and service the investments the Company makes. The Investment Adviser’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to the Company are not impaired.

All investment decisions for the Company will require the unanimous approval of the Investment Adviser’s investment committee, which is currently comprised of the five members of its senior management team who have extensive experience in private lending, private equity and real estate investing.

C. The Sub-Adviser

The Sub-Adviser is a wholly-owned subsidiary of GSO Capital Partners and is registered as an investment adviser under the Advisers Act. The Sub-Adviser acts as the Company’s sub-adviser pursuant to an investment sub-advisory agreement with the Investment Adviser; it is not otherwise affiliated with the Company or the Investment Adviser. Under the terms of the sub-advisory agreement, the Sub-Adviser assists the Investment Adviser in managing the Company’s portfolio, including making investment recommendations, monitoring and servicing investments, performing due diligence on prospective portfolio companies, and providing research and other services.

However, all investment decisions are ultimately the responsibility of the Investment Adviser’s investment committee; the Sub-Adviser has no authority to bind the Company. In addition, the sub-advisory agreement expressly provides either party with the option to terminate the agreement upon 60 days written notice to the other party.

The Sub-Adviser is comprised of approximately 35 dedicated investment professionals focused on portfolio management, investment analysis, transaction origination, trading and deal structuring. In addition, BDA is an affiliate of the Sub-Adviser and is registered as an investment adviser under the Advisers Act. BDA operates together with, and shares personnel and its investment committee with the Sub-Adviser and, although both the Sub-Adviser and BDA maintain separate clients, they collectively function as the “debt funds group” within the GSO Group (as defined below).

The Sub-Adviser may also rely upon the wider resources and operations of GSO Capital Partners and its affiliates (including BDA) within the GSO Capital Partners business group of Blackstone (collectively with the Sub-Adviser, the “GSO Group”), including additional originated deal flow (to the extent made available to the Sub-Adviser by its affiliates within the GSO Group), market risk management, finance, compliance, legal and internal audit services. The Sub-Adviser may share deal flow with other entities in the GSO Group and collaborate on specific investment opportunities where appropriate or where specific company or industry expertise is needed.

The Investment Adviser engaged the Sub-Adviser because of the GSO Group’s broad transaction experience in leveraged finance, sourcing capability and relationships with private equity firms, companies and others in the investment community, which the Company expects will enhance the Company’s ability to source and analyze public and private investment opportunities on a global basis.

D. GSO Capital Partners

GSO Capital Partners is registered as an investment adviser under the Advisers Act. Together with its affiliates, GSO Capital Partners has approximately $28.7 billion in assets under management as of June 30, 2010 and is the credit platform affiliate of Blackstone, a leading global alternative asset manager and provider of financial advisory services. Blackstone acquired a controlling interest in GSO Capital Partners in March 2008, after which the GSO Group assumed responsibility for the management of Blackstone’s credit-oriented businesses. The GSO Group is one distinct business group within Blackstone and is presently managed on a day-to-day basis separately from the rest of Blackstone. Within

Blackstone, certain precautions are taken to maintain the separateness of the various business groups, including the imposition of a “firewall” between the personnel of each distinct business group. This information barrier includes the maintenance of separate restricted lists for securities and separate investment committees, with limited cross-membership.

While they share certain personnel, GSO Capital Partners and the Sub-Adviser are separate legal entities and maintain financial books and records separately from each other and also separately from the entities that directly or indirectly control GSO Capital Partners. GSO Capital Partners may originate deals for funds and entities to which it provides investment management services and, in certain instances, may make certain investment opportunities available to its affiliated investment advisers, including the Sub-Adviser. The Sub-Adviser, on behalf of its clients, may participate in such investment opportunities that GSO Capital Partners makes available to it or may reject such opportunities based on, among other things, a difference in views as to the desirability of a potential investment and its clients’ investment objectives.

E. Blackstone Holdings Finance Co. L.L.C.

It is anticipated that Blackstone Finance may participate in investment opportunities originated by one or more entities within the GSO Group. Blackstone Finance is a Blackstone proprietary investment vehicle whose purpose is to manage the cash and liquidity of the firm and is overseen by the Blackstone treasury department. Blackstone Finance is separate and distinct from any of the various business groups within Blackstone and is not capitalized with third-party investment management capital, but rather with firm capital. Investment decisions on behalf of Blackstone Finance are made by its investment committee, which is comprised of several investment and non-investment professionals within Blackstone. However, any member of the Blackstone Finance investment committee which also has responsibilities within the GSO Group is not permitted to participate in any investment decision related to an investment originated by any entity within the GSO Group.

F. GSO Group Funds

The GSO Group Funds, which represent a substantial majority of the funds that are managed by the Sub-Adviser, BDA and GSO Capital Partners, are the currently existing funds that are managed by the Sub-Adviser, BDA and GSO Capital Partners and that it is anticipated will co-invest with the Company. As described below, the GSO Group Funds are categorized into two business areas that are distinguished by the investment adviser to that area (although the categorizations do not represent formal legal entities).

1. GSO / Blackstone Debt Funds Management LLC and Blackstone Debt Advisors L.P.. The Sub-Adviser and BDA currently manage or sub-manage the investment vehicles listed below:

•	Callidus Debt Partners CDO Fund I, Ltd

•	Callidus Debt Partners CLO Fund II, Ltd

•	Callidus Debt Partners CLO Fund III Ltd

•	Callidus Debt Partners CLO Fund IV Ltd

•	Callidus Debt Partners CLO Fund V Ltd

•	Callidus Debt Partners CLO Fund VI, Ltd

•	Callidus Debt Partners CLO Fund VII, Ltd

•	MAPS CLO Fund I LLC

•	MAPS CLO Fund II Ltd.

•	FM Leveraged Capital Fund I

•	FM Leveraged Capital Fund II

•	FriedbergMilstein Private Capital Fund I

•	Tribeca Park CLO Ltd.

•	Riverside Park CLO Ltd.

•	Gale Force 1 CLO, Ltd.

•	Gale Force 2 CLO, Ltd.

•	Gale Force 3 CLO, Ltd.

•	Gale Force 4 CLO, Ltd.

•	Columbus Park CLO Ltd.

•	Chelsea Park CLO Ltd.

•	Hudson Straits CLO 2004, Ltd.

•	Foxe Basin CLO 2003, Ltd.

•	Blackstone / GSO Secured Trust Ltd

•	Regent’s Park CDO B.V.

•	Hyde Park CDO B.V.

•	Union Square CDO Ltd.

•	ST. James’s Park CDO B.V.

•	Inwood Park CDO Ltd.

•	Green Park CDO B.V.

•	Prospect Park CDO Ltd.

•	Monument Park CDO Ltd.

•	Lafayette Square CDO Ltd.

•	Essex Park CDO Ltd.

2. GSO Capital Partners. The investment vehicles listed below are either managed by GSO Capital Partners or are direct or indirect subsidiaries of entities managed by GSO Capital Partners:

•	GSO Special Situations Fund LP

•	GSO Special Situations Overseas Master Fund Ltd.

•	280 Funding I

•	GSO Domestic Capital Funding LLC

•	GSO Luxembourg Onshore Funding Sarl

•	GSO Luxembourg Offshore Funding Sarl

•	Heckernie 21 Group Financing Limited Liability Company

•	Heckbert 21 Group Financing Limited Liability Company

•	GSO Capital Opportunities Fund LP

•	GSO COF Facility LLC

•	Blackstone / GSO Capital Solutions Fund LP

•	Blackstone / GSO Capital Solutions Overseas Master Fund L.P.

•	Blackstone / GSO Capital Solutions Holdings L.P.

•	Blackstone / GSO Capital Solutions Onshore Funding (Luxembourg) Sarl

•	Blackstone / GSO Capital Solutions Offshore Funding (Luxembourg) Sarl

•	Blackstone Special Funding (Ireland)

•	GSO Royal Holdings CB LLC

•	GSO Royal Holdings CB (Luxembourg) Sarl

•	GSO Royal Holdings CFPI LLC

•	GSO Royal Holdings CFPI (Luxembourg) Sarl

II. SCENARIOS REQUIRING RELIEF

A. Overview

As previously described, the Investment Adviser will manage the Company with the assistance of the Sub-Adviser under the terms of the sub-advisory agreement. The Sub-Adviser will make investment recommendations, assist in monitoring and servicing the Company’s investments, aid the Investment Adviser in performing due diligence on prospective portfolio companies, and provide research and other services for the Investment Adviser to aid it in its decision-making process pursuant to the terms of the sub-advisory agreement and consistent with its fiduciary duties to the Company. Importantly, the relationship between the Investment Adviser and the Sub-Adviser is non-exclusive, arm’s length, and terminable by either on 60 days written notice. Further, all investment and operational decisions will be the responsibility of the Investment Adviser alone, which will determine to accept or reject any and all recommendations by the Sub-Adviser. The Sub-Adviser’s role is consultative only; it has no authority to bind the Company.

1. Mechanics of Co-Investment Transactions, Joint Exit Transactions and Joint Follow-On Transactions

It is anticipated that the Sub-Adviser will, from time-to-time, determine that certain investments it recommends to the Company would also be appropriate investments for certain entities that are advised or controlled by the Sub-Adviser (together with the Company, the “GDFM Co-Investment Affiliates”). Furthermore, certain investment advisory clients of GSO Capital Partners and affiliated investment advisers thereof that are within the GSO Group (other than the Sub-Adviser) (together with the GDFM Co-Investment Affiliates, the “GSO Group Co-Investment Affiliates”) may be invested, or seek to invest, in an opportunity considered by the Sub-Adviser for the GDFM Co-Investment Affiliates.

The Sub-Adviser may source investments which give rise to Co-Investment Transactions (as defined below) in one of two ways. First, it may “originate” a loan. Under those circumstances, the Sub-Adviser identifies the prospective borrower, performs due diligence to determine whether the credit-worthiness of the prospective borrower is consistent with its standards, and then negotiates the terms of the financing. Second, the Sub-Adviser may enter into “syndication” arrangements. In those arrangements, an entity—whether a GSO Group entity or otherwise—originates the loan and then seeks to arrange the sale of portions of the loan to others. That entity, the arranger, may acquire the entire loan, as principal, and then sell portions of the loan to other participants or may acquire only its portion of the loan as principal and syndicate the remainder of the loan as an agent of the borrower. The Sub-Adviser, or other GSO Group entity, may act as the arranger in a syndication or recommend that its clients purchase a portion of the syndicated loan from a third party arranger. If the Sub-Adviser determines that a loan which it, or another GSO Group entity, either originated solely for its own account or originates and for which it acts as arranger, is appropriate for the Company, the Sub-Adviser may recommend that the Company purchase such investment (i.e., participate in the financing).

After making a determination that a particular investment is appropriate for the Company, the Sub-Adviser will then recommend such a transaction, including the amount of investment opportunity recommended to be allocated to the Company relative to the total amount to be allocated to the other GSO Group Co-Investment Affiliates, to the Investment Adviser for

its consideration as an appropriate investment for the Company. If the Investment Adviser determines that such an investment, at the recommended allocation, is in the best interests of the Company, it will bring the investment opportunity to the attention of the Board for its review and approval. Only upon receiving the approval of the required majority (as such term is defined in Section 57(o))3 (the “Required Majority”) that the investment, including the allocation amount in comparison to the total amount being allocated to the GSO Group Co-Investment Affiliates (other than the Company), is in the best interests of the Company, will the Investment Adviser initiate such investment (each such investment, a “Co-Investment Transaction”).

In addition, as a result of the level of the GSO Group’s involvement in the credit markets, there may be instances where the Company and a Co-Investment Affiliate find themselves holding investments in the same portfolio company of the same or a different class, but where the respective acquisitions of those investments did not occur at the same time or otherwise implicate the proscriptions of Section 57. It is further possible that either the Company or a Co-Investment Affiliate may seek to exit the investment or complete a follow-on investment without implicating Section 57(a), in which case relief of the type being sought in this Application would not be required. If, however, either of the Company or a GSO Group Co-Investment Affiliate wishes to exit the investment or make a follow-on investment in that portfolio company, and Section 57(a)(4) is implicated (those situations where Section 57(a)(4) was not implicated when the initial investments were made, but where Section 57(a)(4) is implicated in connection with the exit from, or additional acquisition of, such investment are referred to as “Joint Exit

[3]	The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

Transactions” and “Joint Follow-On Transactions,” respectively and, with Co-Investment Transactions, the “Co-Investment Program”), certain procedures will be followed to ensure fairness to the Company. A method for completing Joint Exit Transactions and Joint Follow-On Transactions may be necessary because at times it will be in the best interest of the Company’s shareholders to be able to exit investments and complete follow-on investments. If the Company is not able to exit investments or complete follow-on investments, then the Company would be forced to hold an investment when it is no longer in the best interests of the Company to do so (in the case of exits) or be unable to make what it deems to be an attractive investment (in the case of follow-on investments).

Upon issuance of the requested Order, where each of the Company and a GSO Group Co-Investment Affiliate hold the same class of investment in a portfolio company, Joint Exit Transactions and Joint Follow-On Transactions will be made in the same manner as dispositions from, and follow-on investments in connection with, Co-Investment Transactions. If, however, each of the Company and a GSO Group Co-Investment Affiliate hold a different class of investment in a portfolio company and the GSO Group Co-Investment Affiliate desires to make a follow-on investment, a Joint Follow-On Transaction may only occur to the extent that the Company is also offered the opportunity to invest in the same investment at the same time and on the same terms as the GSO Group Co-Investment Affiliate completing the follow-on investment. If each of the Company and a GSO Group Co-Investment Affiliate hold a different class of investment in a portfolio company and the GSO Group Co-Investment Affiliate desires to exit the investment, a Joint Exit Transaction may only occur to the extent that the Company is also offered the opportunity to exit its investment. The pricing in such Joint Exit Transaction for the Company, if it did determine to exit, would be based upon the purchase price received by an unaffiliated third-party in an arm’s length, negotiated transaction seeking to exit the same investment, i.e. the market price of the investment in question. If there is no unaffiliated third party seeking to exit the investment, then the Required Majority must determine that the exit price to be received by the Company is fair and in the best interests of the Company’s shareholders.

The Company is currently the only investment advisory client of the Investment Adviser. In addition, the Investment Adviser does not have any direct financial interest in any funds in the GSO Group.4 Therefore, the Investment Adviser has no potential or actual conflict of interest when considering an opportunity for the Company to co-invest with a Co-Investment Affiliate. Rather, the financial interests of the Investment Adviser are wholly aligned with those of the Company, with no incentive to put the interests of a Co-Investment Affiliate ahead of the Company’s.

The Sub-Adviser manages several other funds and is a subsidiary of, and controlled by, GSO Capital Partners. Some of the other funds managed by the Sub-Adviser may have the same or similar investment objectives and investment policies as the Company. However, in recommending investments to the Company, the Sub-Adviser will consider only the investment objectives, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the Company. The Sub-Adviser has no power or authority to bind the Company to any investment, but will recommend investment opportunities it determines are appropriate for the Company.

[4]	Applicants note that the chief executive officer of the Investment Adviser, Michael Forman, has de minimus limited partnership investments in two funds managed by GSO Capital Partners that could co-invest with the Company. However, Mr. Forman has no ability to control or influence those funds and owns less than 0.1% of the limited partnership interests of the respective GSO funds.

A Co-Investment Transaction would occur only in those instances where it is determined that an investment opportunity is appropriate for the Company, on the one hand, and one or more other GSO Group Co-Investment Affiliates, on the other hand, and the Investment Adviser and the Required Majority agree that the recommended opportunity, including the allocation amount, is in the best interests of the Company and does not disadvantage the Company. If the Sub-Adviser has selected an investment to recommend to the Company and the Investment Adviser or the Required Majority determines that the allocation suggested is not appropriate for the Company at that time, Applicants represent that the Company may take a lesser amount of the investment opportunity than recommended and made available by the Sub-Adviser or reject participation in the investment opportunity entirely.

Applicants also believe that the conditions set forth herein for Joint Exit Transactions and Joint Follow-On Transactions would provide appropriate protection for the Company. Applicants see no basis to impose greater restrictions than those that would be imposed under the traditional co-investment order templates. There will be times when it will be in the best interests of the Company’s shareholders for the Company to divest of a position, or make an additional investment in an investment, also held by a Co-Investment Affiliate. Assuming, as Applicants do here, that the Company and the Co-Investment Affiliate came to and have maintained their respective positions in the portfolio company separately (i.e., Section 57(a)(4) has not been implicated prior to seeking the disposition or follow-on investment in question), the layering of additional conditions would serve no shareholder protection or policy purpose. Stated differently, the fact that the various conditions typically imposed on the acquisition side of a co-investment program were not applicable to the non-joint acquisitions here should not impact or change the analysis. Those conditions have historically been imposed to ensure that investments made under circumstances which Congress in Section 57(a)(4) identified as presumptively abusive were the subject of a protocol designed to prevent the abuse through specific limitations and proactive board approval, as appropriate. Where, as here, no such presumptively abusive transaction has occurred as a predicate, imposition of the conditions would seem to gratuitously impose a burden for a problem that does not exist. As a result, Applicants believe that applying conditions to the exit or follow-on investment, as applicable, itself, but not adding any other additional conditions, appropriately protects the interests of the Company’s shareholders.

The Co-Investment Program as a whole has been approved by the Board on the basis that it would be advantageous for the Company and its shareholders to have access to attractive investment opportunities sourced by the Sub-Adviser for other GDFM Co-Investment Affiliates and in order to take advantage of the cost efficiencies of participating in such Co-Investment Transactions. Applicants believe that, in the private equity and private debt markets, attractive investment opportunities are not always broadly available. Instead, certain transaction flow is proprietary and such proprietary flow represents a strong competitive advantage for an investment adviser and its clients. The inability of the Company to participate in transactions sourced by the Sub-Adviser in which other GSO Group Co-Investment Affiliates participate would deprive the Company’s shareholders of the competitive advantage presented by the Sub-Adviser’s well-established transaction sourcing platform, which was a key consideration in hiring the Sub-Adviser to assist the Investment Adviser in managing the Company.

Under the Company’s proposed Co-Investment Program, every Co-Investment Transaction will be approved prior to its implementation by the Required Majority. Additionally, the Board will review information on all co-investment activity on a quarterly basis to give it the opportunity to evaluate the Co-Investment Program and, to the extent it deems necessary or appropriate, to change any material aspect. All subsequent activity (i.e., exits or follow-on investments) in an investment acquired in a Co-Investment Transaction or as a Joint Follow-On Transaction or Joint Exit Transaction will be made pursuant to the conditions contained in this Application. The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to the Company’s purchase be the same as those applicable to any other GSO Group Co-Investment Affiliate’s purchase.

The relief requested herein is also intended to cover any potential Section 57(a)(4) issues arising from an investment transaction involving certain affiliates of GSO Capital Partners, whose relationship to the Company’s investment is remote compared to that of the GSO Group Co-Investment Affiliates (the “Blackstone Transactions”). Specifically, these entities make up the non-GSO Group distinct business groups within Blackstone and are comprised of any entity (and/or affiliate thereof) managed or advised by entities that directly or indirectly control (or are under common control with) GSO Capital Partners or any of such entities’ affiliates which, in each case, are outside of the GSO Group (other than GSO Group Co-Investment Affiliates and Blackstone Finance5). As noted above, no GSO Group entity—including the Sub-Adviser—has any control over the investment decisions related to the participation in an investment by entities managed or advised by entities outside of the GSO Group business group. If Blackstone Transactions were required to be subject to the conditions of this Application, the ability of the Company to invest in such transactions would be greatly limited. This is because the inherent

[5]	Blackstone Finance is an affiliate of Blackstone. It is anticipated that Blackstone Finance will participate in GSO Group originated deals. Thus, Blackstone Finance is a named applicant and will comply in all respects with the conditions of the Order.

separation between the distinct Blackstone business groups (for example, separate information committees and information barriers) would make adherence to these conditions impracticable. Further, Blackstone Transactions, while technically giving rise to certain Section 57 issues, are so remote from the Company’s investments and investment decisions as to eliminate the potential for the abuses from which Section 57 was designed to protect.

2. Reasons for Co-Investing and Rationale for the Co-Investment Program

The GSO Group has an established infrastructure and investment process for managing leveraged credit portfolios, including senior secured loans, second lien loans, mezzanine obligations, high yield bonds, structured finance instruments and credit derivatives. It is anticipated that the Company will benefit from the scale arising from the Sub-Adviser’s infrastructure, access to investment opportunities from the GSO Group’s existing institutional relationships, access to proprietary investments from the GSO Group’s existing dedicated origination and sourcing team and risk management from the Sub-Adviser’s existing investment policies and expertise. The sub-advisory relationship with the Sub-Adviser allows the Company to have access to an established source of proprietary deal flow, which the Board and the Investment Adviser believe represents a significant competitive advantage. Thus, the Investment Adviser and the Board believe that it will be advantageous for the Company to co-invest with the Co-Investment Affiliates and that such investments would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company. If the proposed Order is not granted, the Company will not be able to avail itself of the potentially attractive investment opportunities afforded by this arrangement. This will place the Company at a material disadvantage compared to the other Co-Investment Affiliates, in direct contradiction to the purposes and intentions of the 1940 Act.

As noted above, the Investment Adviser makes all investment and operational decisions for the Company, with the Sub-Adviser’s role being strictly consultative. Given the absence of the Sub-Adviser’s authority to bind, on one hand, and the absence of an incentive on the Investment Adviser’s part to place the interests of the other Co-Investment Affiliates above those of the Company, on the other hand, the Applicants submit that the conflict contemplated under the co-investment restrictions under the 1940 Act does not exist. Unlike a traditional relationship between a fund and its investment adviser, the Sub-Adviser is not controlled or managed by insiders of the Company and has no authority or ability to bind the Company. Rather, it recommends available investment opportunities to the Investment Adviser that it recognizes as appropriate and beneficial to the Company. Thus, there are no conflicts of interest for the Investment Adviser here. In order to provide further assurance that the best interests of the Company will be served by the proposed Co-Investment Transactions, the Applicants propose that all Co-Investment Transactions will be subject to approval by the Required Majority and will take place on terms neither different from nor less advantageous than those available to the other GSO Group Co-Investment Affiliates. Applicants further propose that Joint Follow-On Transactions and Joint Exit Transactions will be subject to those conditions proposed in this requested Order.

B. Applicable Law

1. Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by a BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the 1940 Act

Section 57(b) specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Section 2(a)(3)(C) defines an “affiliated person” of another person as: any person directly or indirectly controlling, controlled by, or under common control with, such other person.

C. Need For Relief

Transactions effected as part of the Co-Investment Program or in a Blackstone Transaction could be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Sub-Adviser, GSO Capital Partners or their affiliates fall within the categories of persons described by Section 57(b). For purposes of Section 57(b), an investment sub-adviser is considered the equivalent to an investment adviser to an entity. Thus, the Sub-Adviser and the entities that it advises would be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program. In addition, because GSO Capital Partners and its affiliates (other than the Sub-Adviser) are “affiliated persons” of the Sub-Adviser, entities advised by any of them could be deemed to be persons related to the Company in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program. Finally, because the entities that directly and indirectly control GSO Capital Partners and the affiliated entities of such controlling entities are deemed to be “affiliated persons” of the Sub-Adviser, entities advised by any of them could also be deemed to be persons related to the Company in a manner described by Section 57(b) and prohibited from participating in a Blackstone Transaction.

D. Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 57(c) and (i) and Rule 17d-1, permitting the Sub-Adviser, and any Co-Investment Affiliates, to participate with the Company in the Co-Investment Program and permitting Blackstone Transactions (together, “Covered Transactions”).

E. Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.6 Although the various precedents involve different co-investment scenarios, including

[6]	Ridgewood Capital Energy Growth Fund, et. al. (File No. 812- 13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC, than the one described in this Application, Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders and, in fact, believe that the Covered Transactions herein described raise substantially less concern with regard to potentials for abuse because of: (1) the arm’s length nature of the relationship between the Company and the Investment Adviser, on the one hand, and the Sub-Adviser and GSO Capital Partners, on the other; (2) the Sub-Adviser’s lack of investment discretion over the Company’s portfolio; and (3) the investment recommendations made by the Sub-Adviser for the Company and the other GDFM Co-Investment Affiliates are made independently from any recommendation made by GSO Capital Partners for its investment advisory clients.

F. Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

As required by Rule 17d-1(b), the terms and conditions proposed in this Application ensure that the terms on which Co-Investment Transactions, Joint Follow-On Transactions and Joint Exit Transactions may be made are consistent with the participation of the Company being on a basis that is neither different from nor less advantageous than other participants, thus protecting the Company’s shareholders. Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions in this Application, will ensure that the Company will be treated fairly.

The conditions to which the requested relief will be subject are designed to ensure that the Company is appropriately protected when entering into a Co-Investment Transaction recommended by the Sub-Adviser. Applicants submit that the conditions on the Company’s participation in the Co-Investment Program are sufficient to protect the Company, while still allowing it to leverage an opportunity that may be otherwise wholly unavailable to it given the proprietary nature of certain private equity and private debt transaction flow. It is important to note that, if the proposed Order is not granted, the Company will be unable to avail itself of many of the investment opportunities available through the Sub-Adviser and its relationship with the GSO Group, rendering the relationship significantly less valuable.

G. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.(a) Each time the Sub-Adviser considers an investment for the GDFM Co-Investment Affiliates, the Sub-Adviser will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

(b) If the Sub-Adviser deems that the Company’s participation in any such investment opportunity is appropriate, it will then determine an appropriate level of investment for the Company.

2.(a) If the Sub-Adviser deems that the Company’s and another GDFM Co-Investment Affiliate’s participation in a Co-Investment Transaction is appropriate, then such investment will be recommended to the Investment Adviser with a proposed allocation amount.

(b) The Investment Adviser will determine whether the Company’s participation in the Co-Investment Transaction is appropriate for the Company after considering the Company’s then-current investments, the Company’s investment objectives and investment policies and other opportunities that the Investment Adviser is aware of. After making the determinations required in this paragraph (b), the Investment Adviser will distribute written information concerning the Co-Investment Transaction, including the aggregate total amount proposed to be invested by the GSO Group Co-Investment Affiliates, to the Required Majority for their consideration. If the Investment Adviser deems the participation in the Co-Investment

Transaction to be appropriate, but believes that the Company should participate at a lower allocation, the Investment Adviser will recommend the Co-Investment Transaction to the Required Majority with a modified allocation amount recommendation. If the aggregate amount recommended by the Investment Adviser to be invested by the Company in a Co-Investment Transaction, together with the amount proposed to be invested by the other GSO Group Co-Investment Affiliates in the same transaction, exceeds the amount of the actual investment opportunity available to the GSO Group Co-Investment Affiliates, the amount proposed to be invested by each such party will be allocated among them pro rata based on the relative amounts initially committed to such investment opportunity by each such party. The Company will only participate in a Co-Investment Transaction after its Required Majority reaches a determination that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Company or its stockholders on the part of any other GSO Group Co-Investment Affiliates concerned;

(ii) the transaction is consistent with

(A) the best interests of the stockholders of the Company; and

(B) the Company’s investment objectives and strategies (as described in the Company’s registration statements on Form N-2 and other filings made with the Commission by the Company under the Securities Act of 1933, as amended, any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company’s reports to stockholders);

(iii) the investment by the other GSO Group Co-Investment Affiliates would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of any other GSO Group Co-Investment Affiliate; provided, that if a GSO Group Co-Investment Affiliate, other than the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(b)(iii) if: (A) the Required Majority shall have the right to ratify the selection of such director or board observer, if any; and (B) the Sub-Adviser agrees to, and does, provide periodic reports to the Company’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(iv) the proposed investment by the Company will not benefit the Sub- Adviser, except to the extent permitted under Sections 17(e) and 57(k) of the Act.

3. The Company will have the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed.

4. The Investment Adviser will present to the Board, on a quarterly basis, a record containing all information concerning the Co-Investment Program, including investments made by the GSO Group Co-Investment Affiliates during the preceding quarter that were not made available to the Company and which fell within the Company’s then-current investment objectives and met certain criteria determined by the Board from time to time for the purpose of this reporting requirement related to the expected minimum rate of return, liquidity and size of investments as well as any control or management rights available to the Company. The Investment Adviser will also present to the Board, on a quarterly basis, an explanation of why those investment opportunities were not offered to the Company. Further, the Investment Adviser will present to the Board a record of those investments made by GSO Group Co-Investment Affiliates which the Company considered but in which it declined to participate. All information presented to the Board pursuant to this condition will be maintained by the Investment Adviser for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for follow-on investments made pursuant to condition 8 below, the Company will not invest in any portfolio company in which any GSO Group Co-Investment Affiliate is an existing investor if making such an investment would violate Section 57(a).

6. The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for any other GSO Group Co-Investment Affiliate. The grant to a GSO Group Co-Investment Affiliate, other than the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(b)(iii)(A) and (B) are met.

7. If both the Company and a GSO Group Co-Investment Affiliate seek to sell, exchange, or otherwise dispose of an interest in the same investment that was either acquired in any type of Co-Investment Transaction or not acquired in a way that implicated Section 57(a)(4) but that will be sold, exchanged, or otherwise disposed of in a Joint Exit Transaction, such dispositions must occur at the same time, for the same unit consideration and in amounts proportionate to their respective holdings of such investment.

If, however, a GSO Group Co-Investment Affiliate elects to sell, exchange or otherwise dispose of its interest in the same investment that was acquired by the Company and the other GSO Group Co-Investment Affiliate in a Co-Investment Transaction, or the sale, exchange or disposal of which will be considered a Joint Exit Transaction, to an entity other than an affiliate of such GSO Group Co-Investment Affiliate, the Sub-Adviser will:

(a) notify the Company of the proposed sale, exchange or disposition at the earliest practical time; and

(b) formulate a recommendation as to participation by the Company in any such transaction and provide a written recommendation to the Investment Adviser which will provide a written recommendation to the non-interested directors of the Company.

The Company will have the right to participate in such disposition based on the relative size of its currently held investment, at the same price and on the same terms and conditions as those applicable to other GSO Group Co-Investment Affiliates. The Company will participate in such transaction to the extent that the Required Majority determines that it is in the Company’s best interests to do so. Each GSO Group Co-Investment Affiliate will each bear its own expenses in connection with any such transaction.

This condition also applies to Joint Exit Transactions where the Company and the GSO Group Co-Investment Affiliate hold different investments in the same portfolio company. Under those circumstances, if a GSO Group Co-Investment Affiliate seeks to sell, exchange or otherwise dispose of its investment in such a way that implicates Section 57(a)(4), the GSO Group Co-Investment Affiliate may only exit to the extent that the Company is also offered the opportunity to exit its investment. The pricing in such Joint Exit Transaction for the Company, if it did determine to exit, would be based upon the purchase price received by an unaffiliated third-party in an arm’s length, negotiated transaction seeking to exit the same investment, i.e. the market price of the investment in question. If there is no unaffiliated third-party seeking to exit the investment, then the GSO Group Co-Investment Affiliate may only exit to the extent that the Required Majority makes a determination that the exit price to be received by the Company is fair and in the best interests of the Company’s shareholders.

8. If a GSO Group Co-Investment Affiliate desires to make a “follow-on investment” (i.e., an additional investment in the same entity) in a portfolio company whose securities were acquired by the Company and another GSO Group Co-Investment Affiliate in a Co-investment Transaction or to exercise warrants or other rights to purchase securities of the issuer, the Sub-Adviser will:

(a) notify the Company of the proposed transaction at the earliest practical time; and

(b) formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company and provide a written recommendation to the Investment Adviser which will provide a written recommendation to the non-interested directors.

The non-interested directors will make their own determination with respect to follow-on investments. To the extent that:

(i) the amount of a follow-on investment opportunity is not based on the amount of the Company’s and the other GSO Group Co-Investment Affiliates’ current investments; and

(ii) the aggregate amount recommended by the Sub-Adviser to be invested by the Company in such follow-on investment, together with the amount proposed to be invested by other GSO Group Co-Investment Affiliates’ in the same transaction, exceeds the amount of the follow-on investment opportunity available to the GSO Group Co-Investment Affiliates other than the Company, the amount allocated for investment by each such party will be allocated among them based on the relative amounts initially committed to such follow-on investment opportunity by each such party. The Company will participate in such investment to the extent that the Required Majority determines that it is in the Company’s best interest. The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the application.

This condition 8 also applies to Joint Follow-On Transactions. A Joint Follow-On Transaction will only be made to the extent that (i) where each of the Company and the GSO Group Co-Investment Affiliate hold the same investment, the processes described above in this condition 8 are followed, or (ii) where each of the Company and the GSO Group Co-Investment Affiliate hold different interests in the same portfolio company and the GSO Group Co-Investment Affiliate desires to make a follow-on investment, the Company is also offered the opportunity to invest in the same investment, at the same time and on the same terms as the GSO Group Co-Investment Affiliate, pro rata based on the total assets of each entity at the time. The follow-on investments acquired as permitted by this condition in a Joint Follow-On Transaction will be subject to the other conditions set forth in the Application following such acquisition.

The provisions of condition 7 and this condition 8 shall not apply to a transaction in which a GSO Group Co-Investment Affiliate, other than the Company, sells a security that it purchased in a Co-Investment Transaction to another GSO Group Co-Investment Affiliate (such transaction, an “Affiliate Transfer”). The purchasing GSO Group Co-Investment Affiliate shall be subject to the provisions of condition 7 and this condition 8 with regard to the security acquired in the Affiliate Transfer.

9. The Company will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Board under Section 57(f).

10. No Independent Director of the Board will also be a director, general partner or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of the Sub-Adviser.

11. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired pursuant to the Co-Investment Program (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable by either the Sub-Adviser or the Investment Adviser under any agreement with the Company, be shared by the Company and each other GSO Group Co-Investment Affiliate in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

12. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e)(2) of the 1940 Act) received by the Sub-Adviser in connection with a Co-Investment Transaction will be distributed to the Company and each other GSO Group Co-Investment Affiliate (or their designee) on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. The Investment Adviser will not receive additional compensation or remuneration of any kind (other than the investment advisory fees paid in accordance with investment advisory agreements with the Company) as a result of or in connection with the Co-Investment Program.

III. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Michael C. Forman

FS Investment Corporation

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104-1150

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Cynthia M. Krus, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

B. Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s Board. The Board also authorized the filing of the Application on behalf of the Investment Adviser because of those this entity’s affiliation with the Company. In accordance with Rule 0-2(c) under the Act, each person executing the Application on behalf of the SPV Sub, GDFM, BDA, GSO Capital Partners, the GSO Group Funds and Blackstone Finance being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 17th day of August, 2010.

Applicants have caused this Application to be duly signed on their behalf on the 17th day of August, 2010

FS INVESTMENT CORPORATION

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

FB INCOME ADVISOR, LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

BROAD STREET FUNDING LLC

By:	/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC, GSO CAPITAL PARTNERS LP, BLACKSTONE DEBT ADVISORS L.P., CALLIDUS DEBT PARTNERS CDO FUND I, LTD, CALLIDUS DEBT PARTNERS CLO FUND II, LTD, CALLIDUS DEBT PARTNERS CLO FUND III LTD, CALLIDUS DEBT PARTNERS CLO FUND IV LTD, CALLIDUS DEBT PARTNERS CLO FUND V LTD, CALLIDUS DEBT PARTNERS CLO FUND VI, LTD, CALLIDUS DEBT PARTNERS CLO FUND VII, LTD, MAPS CLO FUND I LLC, MAPS CLO FUND II LTD., FM LEVERAGED CAPITAL FUND I, FM LEVERAGED CAPITAL FUND II, FRIEDBERGMILSTEIN PRIVATE CAPITAL FUND I, TRIBECA PARK CLO LTD., RIVERSIDE PARK CLO LTD., GALE FORCE 1 CLO, LTD., GALE FORCE 2 CLO, LTD., GALE FORCE 3 CLO, LTD., GALE FORCE 4 CLO, LTD., COLUMBUS PARK CLO LTD., CHELSEA PARK CLO LTD., HUDSON STRAITS CLO 2004, LTD., FOXE BASIN CLO 2003, LTD., BLACKSTONE / GSO SECURED TRUST LTD, GSO SPECIAL SITUATIONS FUND LP, GSO SPECIAL

SITUATIONS OVERSEAS MASTER FUND LTD., 280 FUNDING I, GSO DOMESTIC CAPITAL FUNDING LLC, GSO LUXEMBOURG ONSHORE FUNDING SARL, GSO LUXEMBOURG OFFSHORE FUNDING SARL, HECKERNIE 21 GROUP FINANCING LIMITED LIABILITY COMPANY, HECKBERT 21 GROUP FINANCING LIMITED LIABILITY COMPANY, GSO CAPITAL OPPORTUNITIES FUND LP, GSO COF FACILITY LLC, BLACKSTONE / GSO CAPITAL SOLUTIONS FUND LP, BLACKSTONE / GSO CAPITAL SOLUTIONS OVERSEAS MASTER FUND L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS HOLDINGS L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS ONSHORE FUNDING (LUXEMBOURG) SARL, BLACKSTONE / GSO CAPITAL SOLUTIONS OFFSHORE FUNDING (LUXEMBOURG) SARL, BLACKSTONE SPECIAL FUNDING (IRELAND), GSO ROYAL HOLDINGS CB LLC, GSO ROYAL HOLDINGS CB (LUXEMBOURG) SARL, GSO ROYAL HOLDINGS CFPI LLC, GSO ROYAL HOLDINGS CFPI (LUXEMBOURG) SARL, REGENT’S PARK CDO B.V., HYDE PARK CDO B.V., UNION SQUARE CDO LTD., ST. JAMES’S PARK CDO B.V., INWOOD PARK CDO LTD., GREEN PARK CDO B.V., PROSPECT PARK CDO LTD., MONUMENT PARK CDO LTD., LAFAYETTE SQUARE CDO LTD., and ESSEX PARK CDO LTD.

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Person

BLACKSTONE HOLDINGS FINANCE CO. LLC

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

VERIFICATION

STATE OF PENNSYLVANIA                     )

COUNTY OF PHILADELPHIA                   )

The undersigned states that he has duly executed the attached Application for and on behalf of FS Investment Corporation; that he is the Chief Executive Officer of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer of FS Investment Corporation

Date:	August 17, 2010

VERIFICATION

STATE OF PENNSYLVANIA                     )

COUNTY OF PHILADELPHIA                   )

The undersigned states that he has duly executed the attached Application for and on behalf of FB Income Advisor, LLC; that he is the Chief Executive Officer of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer of FB Income Advisor, LLC

Date:	August 17, 2010

VERIFICATION

STATE OF PENNSYLVANIA                     )

COUNTY OF PHILADELPHIA                   )

The undersigned states that he has duly executed the attached Application for and on behalf of Broad Street Funding LLC; that he is the Chief Executive Officer of such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael Forman
Name:	Michael Forman
Title:	Chief Executive Officer

Date:	August 17, 2010

VERIFICATION

STATE OF NEW YORK)

COUNTY OF NEW YORK)

The undersigned states that she has duly executed the attached Application for and on behalf of GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC, GSO CAPITAL PARTNERS LP, BLACKSTONE DEBT ADVISORS L.P., CALLIDUS DEBT PARTNERS CDO FUND I, LTD, CALLIDUS DEBT PARTNERS CLO FUND II, LTD, CALLIDUS DEBT PARTNERS CLO FUND III LTD, CALLIDUS DEBT PARTNERS CLO FUND IV LTD, CALLIDUS DEBT PARTNERS CLO FUND V LTD, CALLIDUS DEBT PARTNERS CLO FUND VI, LTD, CALLIDUS DEBT PARTNERS CLO FUND VII, LTD, MAPS CLO FUND I LLC, MAPS CLO FUND II LTD., FM LEVERAGED CAPITAL FUND I, FM LEVERAGED CAPITAL FUND II, FRIEDBERGMILSTEIN PRIVATE CAPITAL FUND I, TRIBECA PARK CLO LTD., RIVERSIDE PARK CLO LTD., GALE FORCE 1 CLO, LTD., GALE FORCE 2 CLO, LTD., GALE FORCE 3 CLO, LTD., GALE FORCE 4 CLO, LTD., COLUMBUS PARK CLO LTD., CHELSEA PARK CLO LTD., HUDSON STRAITS CLO 2004, LTD., FOXE BASIN CLO 2003, LTD., BLACKSTONE / GSO SECURED TRUST LTD, GSO SPECIAL SITUATIONS FUND LP, GSO SPECIAL SITUATIONS OVERSEAS MASTER FUND LTD., 280 FUNDING I, GSO DOMESTIC CAPITAL FUNDING LLC, GSO LUXEMBOURG ONSHORE FUNDING SARL, GSO LUXEMBOURG OFFSHORE FUNDING SARL, HECKERNIE 21 GROUP FINANCING LIMITED LIABILITY COMPANY, HECKBERT 21 GROUP FINANCING LIMITED LIABILITY COMPANY, GSO CAPITAL OPPORTUNITIES FUND LP, GSO COF FACILITY LLC, BLACKSTONE / GSO CAPITAL SOLUTIONS FUND LP, BLACKSTONE / GSO CAPITAL SOLUTIONS

OVERSEAS MASTER FUND L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS HOLDINGS L.P., BLACKSTONE / GSO CAPITAL SOLUTIONS ONSHORE FUNDING (LUXEMBOURG) SARL, BLACKSTONE / GSO CAPITAL SOLUTIONS OFFSHORE FUNDING (LUXEMBOURG) SARL, BLACKSTONE SPECIAL FUNDING (IRELAND), GSO ROYAL HOLDINGS CB LLC, GSO ROYAL HOLDINGS CB (LUXEMBOURG) SARL, GSO ROYAL HOLDINGS CFPI LLC, GSO ROYAL HOLDINGS CFPI (LUXEMBOURG) SARL, REGENT’S PARK CDO B.V., HYDE PARK CDO B.V., UNION SQUARE CDO LTD., ST. JAMES’S PARK CDO B.V., INWOOD PARK CDO LTD., GREEN PARK CDO B.V., PROSPECT PARK CDO LTD., MONUMENT PARK CDO LTD., LAFAYETTE SQUARE CDO LTD., and ESSEX PARK CDO LTD.; that she is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Person

Date:	August 17, 2010

VERIFICATION

STATE OF NEW YORK)

COUNTY OF NEW YORK)

The undersigned states that he has duly executed the attached Application for and on behalf of Blackstone Holdings Finance Co. LLC; that he is authorized to execute this sworn statement of that entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

Date:	August 17, 2010

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